File No. 812-[   ]

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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In the Matter of

ABSOLUTE INVESTMENT ADVISERS, LLC

and

FORUM FUNDS

and

FORESIDE FUND SERVICES, LLC

Three Canal Plaza, Suite 600
Portland, Maine 04101
(207) 347-2000

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF

THE INVESTMENT COMPANY ACT OF 1940 FOR

AN EXEMPTION FROM RULE 12d1-2(A)

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May 18, 2015

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Please direct all communications regarding this Application to Stacy L. Fuller, Esq. K&L Gates LLP 1601 K Street, N.W. Washington, D.C. 20006	Copy to: Zachary R. Tackett Atlantic Fund Administration, LLC Three Canal Plaza Portland, ME 04101

This document (including exhibits) contains 16 pages

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of
ABSOLUTE INVESTMENT ADVISERS, LLC
18 Shipyard Drive, Suite 3C
Hingham, MA 02043

and

FORUM FUNDS
Three Canal Plaza
Portland, ME 04101

and

FORESIDE FUND SERVICES, LLC
Three Canal Plaza, Suite 300
Portland, Maine 04101
File No. 812-[   ]
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM RULE 12d1-2(A)

I.	INTRODUCTION

Forum Funds (the “Trust”), Absolute Investment Advisers, LLC (“Absolute”) and Foreside Fund Services, LLC (“Distributor”) (collectively, “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicants from Rule 12d1-2(a) under the 1940 Act. Applicants1 request the exemption to the extent necessary to permit any existing or future series of the Trust and any other registered open-end management investment company or series thereof that (a) is advised by Absolute or any person controlling, controlled by, or under common control with Absolute (any such adviser or Absolute, an “Adviser”) (b) is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act, (c) invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act, and (d) is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (the “Funds”),2 also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”). Applicants also request that

1 All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and condition of the application.
2 Of the Funds in the Trust, Absolute currently serves as investment adviser to the Absolute Credit Opportunities Fund and Absolute Strategies Fund.

the order exempt any entity, including any entity controlled by or under common control with an Adviser, that now or in the future acts as principal underwriter, or broker or dealer (if registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), with respect to the transactions described herein.

II.	THE APPLICANTS

A.	Forum Funds

The Trust was organized as a Delaware statutory trust on August 28, 1995 and is registered under the 1940 Act as an open-end management investment company. The Trust is organized as a series investment company and currently consists of 27 series, two of which are advised by Absolute and sub-advised by various investment sub-advisers (“Sub-Advisers”). Each of the Trust’s series has its own investment objectives, policies and restrictions. Series of the Trust that are not advised by Absolute will not rely on the order requested in the Application.

B.	Absolute Investment Advisers, LLC

Absolute is a limited liability company organized under Massachusetts law and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser and each Sub-Adviser will be registered under the Advisers Act. Absolute acts as the investment adviser to two open-end investment companies, and a privately offered pooled investment vehicle with combined assets under management of approximately $1.593 billion as of May 1, 2015. As of May 1, 2015, Absolute had 9 employees.

C.           Foreside Fund Services, LLC

The Distributor serves as the principal underwriter and distributor for the Funds. Foreside is registered as a broker-dealer under the 1934 Act (“Broker”), and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). The Distributor is not affiliated with the Adviser or any Sub-Adviser. The Distributor (and any future distributor and principal underwriter) will be identified as such in the prospectus for each Fund and will comply with the terms and condition of this Application. The Applicants request that the order requested herein apply to any future distributor that complies with the terms and condition of this Application.

III.	THE APPLICANTS’ PROPOSAL

Each Fund invests (or, in the case of future Funds, will invest) in Underlying Funds as set forth in the Fund’s prospectus. Applicants recognize that under Section 12(d)(1)(G)(i)(IV) of the 1940 Act, no Fund may invest in an Underlying Fund unless the Underlying Fund has in place a policy prohibiting its investment in funds in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G). Applicants are not seeking relief from Section 12(d)(1)(G)(i)(IV). Applicants propose that, subject to the terms and the condition set forth in this Application, the Funds also be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act. The Funds will comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow a Fund to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund would use Other Investments for a purpose that is consistent with the Fund’s investment objectives, policies, strategies and limitations. Absolute believes that the ability of the Funds to invest in Underlying Funds and direct investments in securities in reliance on Rule 12d1-2 in combination with Other Investments will allow the Advisers to create better investment products that are suitable for a wide variety of mutual fund investors. Consistent with its fiduciary obligations under the 1940 Act, each Fund’s board of trustees will review the advisory fees charged by the Fund’s Adviser to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund may invest.

IV.	APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)
the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III)	with respect to

(aa)
securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb)
securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Exchange Act, or the Commission;

(IV)
the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F); and

(V)
such acquisition is not in contravention of such rules and regulations as the Commission may from time to time prescribe with respect to acquisitions in accordance with this subparagraph, as necessary and appropriate for the protection of investors.

In 2006 the Commission adopted Rule 12d1-2 under the 1940 Act.3 That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)           Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2)           Securities (other than securities issued by an investment company); and

(3)           Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”5 The adoption of Rule 12d1-2 also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority

3 See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the “Adopting Release”).
4 See Adopting Release at 17, n. 58.
5 Id. at 17-18.

[set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.7 It permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, . . . by order upon application may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of . . . [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of . . . [the 1940 Act].

Applicants believe that permitting the Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not invest in other investment companies in reliance on Sections 12(d)(1)(G) or 12(d)(1)(F) of the 1940 Act. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional

6 See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).
7 See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the [1940] Act and unprovided for elsewhere in the [1940] Act”).
8 See the Report of the Securities and Exchange Commission on the Public Policy Implication of Investment Company Growth, in H.R.Rep. No. 2337, at 311-24 (1966).

flexibility will provide the Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the [1940] Act,” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.	SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See Trust for Professional Managers and William Blair & Company, L.L.C., Investment Company Act Release Nos. 31584 (April 28, 2015) (order) and 31543 (April 1, 2015) (notice); SSgA Mastertrust and SSgA Funds Management, Inc., Investment Company Act Release Nos. 31279 (October 7, 2014) (order) and 31249 (September 11, 2014) (notice); Northern Lights Fund Trust, et al., Investment Company Act Release Nos. 31154 (July 15, 2014) (order) and 31087 (June 18, 2014) (notice); Goldman Sachs Trust, et al., Investment Company Act Release Nos. 30522 (May 15, 2013) (order) and 30471 (April 19, 2013) (notice); Securian Funds Trust, et al., Investment Company Act Release Nos. 30387 (February 19, 2013) (order) and 30354 (January 22, 2013) (notice); DoubleLine Capital LP and DoubleLine Funds Trust, Investment Company Act Release Nos. 29971 (February 28, 2012) (order) and 29943 (February 9, 2012) (notice).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.           Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund from investing in Other Investments as described in the Application.

VII.	REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

The authorizations required by Rule 0-2(c) under the 1940 Act is included in this Application as Exhibit A, and the verifications required by Rule 0-2(d) under the 1940 Act are included in this Application as Exhibit B.

[Continues on following page]

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

FORUM FUNDS

By: /s/ Zachary Tackett

Name: Zachary Tackett

Title: Secretary

ABSOLUTE INVESTMENT ADVISERS, LLC

By: /s/ James P. Compson

Name: James P. Compson

Title: Principal

FORESIDE FUND SERVICES, LLC

By: /s/ Mark Fairbanks

Name: Mark Fairbanks

Title: President

May 18, 2015

EXHIBIT INDEX

Sequential Page Number
Authorizations of Applicants pursuant to Rule 0–2(c)(1)	A
Verification of Applicants pursuant to Rule 0-2(d)	B

EXHIBIT A

Authorization for Forum Funds, Secretary’s Certificate

In accordance with Rule 0-2(c) under the Investment Company Act of 1940 (“1940 Act”), I, Zachary Tackett, in my capacity as Secretary of Forum Funds, a Delaware statutory trust (the "Trust"), do hereby certify that:

(1) I am the Secretary of the Trust;

(2) all actions necessary to authorize the execution and filing of this Application have been taken;

(3) the person signing and filing this Application is authorized to do so;

(4) the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of Forum Funds on May 15, 2015; and

(5) said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of Forum Funds be, and each of them hereby is, authorized, empowered and directed to prepare, execute and submit for filing with the Securities and Exchange Commission an application for an order of exemption, including any amendments thereto, which would permit the Funds to also invest in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Investment Company Act of 1940, as amended; and further

RESOLVED, that the officers of Funds be, and each hereby is, authorized to take such further actions to prepare, execute and/or submit for filing such further documents related to such exemptive application (and any amendments) as such officers may determine to be necessary or appropriate; the execution and filing of such documents to be conclusive evidence of the Board's approval.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Rule 12d1-2(a) of the 1940 Act, as amended, is the genuine signature of Zachary Tackett the duly elected and qualified Secretary of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of May, 2015.

By: /s/ Zachary Tackett

Name: Zachary Tackett

Title: Secretary

Authorization for Absolute Investment Advisers, LLC

In accordance with Rule 0-2(c) under the Act, I, James P. Compson, Principal of Absolute Investment Advisers, LLC, do hereby certify that all actions necessary to authorize the execution and filing of this Application by Absolute Investment Advisers, LLC have been taken, and that as Principal thereof, James P. Compson is authorized to execute and file the same on behalf of Absolute Investment Advisers, LLC.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of May, 2015.

By: /s/ James P. Compson

Name: James P. Compson

Title: Principal

Authorization for Foreside Fund Services, LLC

In accordance with Rule 0-2(c) under the Act, I, Mark Fairbanks, President of Foreside Fund Services, LLC, do hereby certify that all actions necessary to authorize the execution and filing of this Application by Foreside Fund Services, LLC have been taken, and that as President thereof, Mark Fairbanks is authorized to execute and file the same on behalf of Foreside Fund Services, LLC.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of May, 2015.

By: /s/ Mark Fairbanks

Name: Mark Fairbanks

Title: President

EXHIBIT B

FORUM FUNDS

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated May 18, 2015 for and on behalf of Forum Funds; that he is Secretary of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Zachary Tackett

Name: Zachary Tackett

Title: Secretary

ABSOLUTE INVESTMENT ADVISERS, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated May 18, 2015 for and on behalf of Absolute Investment Advisers, LLC.; that he is Principal of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ James P. Compson

Name: James P. Compson

Title: Principal

FORESIDE FUND SERVICES, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated May 18, 2015 for and on behalf of Foreside Fund Services; LLC., that he is President of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Mark Fairbanks

Name: Mark Fairbanks

Title: President